[GRAPHIC OMITTED][GRAPHIC OMITTED]   EMANCIPATION CAPITAL

                                   EXHIBIT 2

December 6, 2005

Board of Directors of Netmanage, Inc.
c/o Zvi Alon
Chairman and Chief Executive Officer
20883 Stevens Creek Blvd.
Cupertino, CA 95014

Dear Board Members:

Thank you for taking the time to consider our view. We have been Netmanage shareholders for over two years and are increasingly concerned about the contraction of the company's business. The past several years have witnessed persistent deterioration of both license and maintenance revenues. Against this chronically worsening backdrop, we understand that AttachmateWRQ made an offer to negotiate an acquisition of Netmanage at a market premium. We also understand this proposal was rejected out of hand. We are deeply troubled by this and, as a result, the board must give serious consideration to this offer and negotiate in good faith. AttachmateWRQ is a strategic, credible and well-financed suitor that has the means and motivation to acquire Netmanage.

As seen in the chart below, revenue continues to decline despite the development (Onweb) and acquisition (Librados) of new products. Most disturbing is the decline in maintenance revenue, which has implications for the value customers perceive they gain from their relationships with Netmanage. Not only does this put at risk the intrinsic value of Netmanage's customer base, but it also bodes poorly for future cash flows. Management's repeatedly stated goal of imminent revenue growth is now over a year old and relies on products that have not gained any traction in the form of incremental revenues. With maintenance now in decline, it is time to consider strategic alternatives.


                       [OBJECT OMITTED] [GRAPHIC OMITTED]

We acknowledge management's diligence in paring operating expenses to achieve positive operating and net income. These results, however, are anemic on an operating level as net profit in the latest two quarters was largely driven by interest income and tax credits. Further cuts to prevent cash burn, while laudable, do not cure the fundamental problem facing Netmanage, namely its inability to stabilize, much less increase, revenues. The situation is now quite critical and requires expedient action on your part.

Given the daunting challenges and the uncertain outlook outlined above, as well as your fiduciary obligations, we believe you must consider seriously and fairly any credible proposal to acquire the company. We urge you to retain a financial advisor to help assess this and any other indications of interest you may receive from third parties, since the board risks substantial liability by spurning a bona fide cash offer today. Also, since the company's board contains current and former executives, a former relative, and a paid consultant, we would encourage the board to form a special committee of the two remaining genuinely independent directors.

While we appreciate management's hard work, the cost of continuing to be wrong about growth prospects would be further stock price degradation to levels that could call into question Netmanage's competitive viability. Clinging to the status quo for historical, sentimental or personal reasons in the face of a clearly superior financial alternative does not serve the interests of all shareholders. This is a consolidating and mature sub-sector and the operating results make it clear Netmanage is being quickly marginalized. The fact that Netmanage has notched year-over-year revenue declines in 9 of the last 11 quarters, calls into serious question either the relevance of the company's product set or the execution of the strategy. Either way, if AttachmateWRQ is willing to offer a premium to Netmanage shareholders for this asset, it would benefit the shareholders.

We look forward to your response and would be pleased to share more directly our views at your next meeting.

Sincerely,

/s/ Charles Frumberg
Managing Member